

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 27 2014
WASH. D.C.
197
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone US Retirement Plan
(hereinafter referred to as "Plan")

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Vodafone US Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Anna Ewing, Chief Financial Officer
June 26, 2014

Vodafone US Retirement Plan

Employer ID No: 94-3213132
Plan Number: 764497

Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013, Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

VODAFONE US RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vodafone US Retirement Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Vodafone US Retirement Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2014

VODAFONE US RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:		
Participant-directed investments at fair value	$ 133,571,126	$ 113,059,306
Receivables:		
Employer contributions	191,712	169,596
Common stock dividend receivable	460,930	424,129
Notes receivable from participants	673,669	660,043
Total receivables	1,326,311	1,253,768
NET ASSETS AVAILABLE FOR BENEFITS	$ 134,897,437	$ 114,313,074

See notes to financial statements.

VODAFONE US RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2013

CONTRIBUTIONS:	
Employer	$ 2,873,375
Participant	2,115,922
Rollovers	470,043
Total contributions	5,459,340
INVESTMENT INCOME:	
Net appreciation in fair value of investments	27,786,495
Dividends and interest income	2,601,536
Net investment income	30,388,031
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	24,186
DEDUCTIONS:	
Benefits paid to participants	15,234,433
Administrative expenses	52,761
Total deductions	15,287,194
INCREASE IN NET ASSETS	20,584,363
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	114,313,074
End of year	$ 134,897,437

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Vodafone US Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the comprehensive plan document for more complete information.

General — Vodafone Americas Inc. (the "Company") sponsors the Plan. The Plan is a defined contribution plan covering eligible employees of the Company and the employees of U.S.-based Vodafone affiliates of the Company participating in the Plan ("Participating Entities"). Participating Entities in the Plan are the Company, Vodafone Global Enterprise Inc., and Bluefish Communications Inc.

Prudential Retirement Insurance and Annuity Company ("Prudential") is the recordkeeper of the Plan and manages participant accounts. Prudential Bank and Trust, FSB (the "Trustee"), is the trustee of the Plan and manages Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of the Participating Entities and has completed three full consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement, (b) employed by a U.S. based Vodafone affiliate of the Company that does not participate, (c) not on the payroll of any Vodafone US entity, (d) leased employees, or (e) nonresident aliens.

Salary Deferrals and Employee Contributions — New employees (after they meet the eligibility requirements) are automatically enrolled in the Plan at a 6% of base salary pre-tax contribution level, unless they elect otherwise prior to becoming eligible to participate in the Plan (participants may also adjust their contribution rate after enrolling).

During 2013 and 2012, the 6% pre-tax deduction was invested in the Prudential Goalmaker portfolio allocation ("Goalmaker") if the participant did not affirmatively elect another investment fund. Goalmaker is a Prudential investment product that allocates participants investment balances in accordance with risk tolerance and expected retirement dates.

A participant may elect to contribute to the Plan in the amount of any whole percentage up to 100% of eligible compensation, subject to applicable Internal Revenue Code (IRC) limits. Contributions may be designated as pre-tax deductions ("Salary Deferrals") up to the pre-tax contribution maximum permitted by law, or as after-tax deductions. Salary Deferrals were limited to $17,500 in 2013. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases as reflected in IRC Section 402(g).

The Plan permits catch-up contributions, in accordance with the Economic Growth Tax Relief and Reconciliation Act which allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pre-tax dollars to their accounts ($5,500 in 2013) above the maximum allowable pre-tax limit.

Participating Entities Contributions — There are three types of contributions:

Basic Contributions — Basic employer contributions are purely discretionary and were 5% of eligible compensation for the Plan year ended December 31, 2013.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals. A year-end true-up contribution is made to ensure that all eligible participants receive the entire 6% employer matching contribution, subject to active employment status on the last day of the Plan year.

Variable Contributions — If the Participating Entities elect to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution based on corporate performance criteria as determined by the Vodafone Group Plc Remuneration Committee. Retirement status means attaining age 55, if age and years of service equal or are greater than 75 years, or attaining age 62 with at least 5 years of service. There were no variable contributions made during the year ended December 31, 2013.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each active participant account is credited with the participant's contributions, the Company's basic and matching contributions, allocations of the Company's discretionary variable contributions, and Plan earnings, and is charged with withdrawals and losses in the funds in which a participant invests and transactional fees associated with participant loans and disbursements.. Other than the Company's discretionary variable contributions, allocations are based on participant earnings or account balances, as defined. The Company's discretionary variable contributions are a percentage of a participant's 401(a)(17) earnings, which changes annually depending on corporate performance during the fiscal year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Contributions are remitted to the Trustee for investment under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of 1%, in one of the Plan's investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in 1% increments between investment options. The Plan currently offers mutual funds, common stock, a self-directed brokerage account, separate accounts and a guaranteed income fund as investment options for participants.

Vesting — Employee contributions and the first 4% of employer matching contributions are always fully vested.

Employer basic contributions, the last 2% of matching contributions, and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or partial or full Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited one year after termination of employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited. Forfeitures arising from Company and/or Participating Entities contributions are applied to administrative expenses of the Plan, or are used to reduce employer matching contributions to the Plan.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other account forfeitures.

Notes Receivable from Participants— Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through either payroll deductions or coupon remittance procedures. The Plan allows for no more than two loans of any type. As of December 31, 2013, participant loans have maturities through 2022 at an interest rate of 4.25%.

The Plan allows a terminated participant to borrow from their fund accounts and make repayments through coupon remittance procedures. All other terms for terminated participant's loans are consistent with the above.

Payment of Benefits — Upon a participant's retirement, death, disability, or termination of employment, the participant's account will be available for distribution as soon as reasonably practical following the cessation of service date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their vested account balances as of the date they attain age 59 1/2. Any amounts subsequently credited to their account shall be available after each such contribution to the extent it is fully vested.

Distributions upon Termination of Employment — The Plan allows a participant to withdraw a portion of their vested account balance as a partial distribution.

If a participant terminates employment after he or she is fully vested, his or her account balance may be distributed in either a single sum or a partial distribution, in accordance with his or her distribution election. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary.

If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance may be distributed in either a single sum or a partial distribution, in accordance with his or her distribution election, and the nonvested portion will be forfeited.

Tax-Free Rollovers — Eligible participants may roll over the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Forfeited Accounts — As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $69,060 and $78,804, respectively. During the year ended December 31, 2013, forfeitures of $40,886 from forfeited nonvested accounts were used to pay for plan administrative expenses. During the year ended December 31, 2013, forfeitures of $233,716 from forfeited nonvested accounts were used to offset employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a self-directed brokerage account, separate accounts, and a guaranteed income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

The Plan offers a fully benefit-responsive investment contract (Guaranteed Income Fund) with Prudential as an investment option. Prudential maintains the contributions in a general account. Participants may direct permitted withdrawals or transfers of all or a portion of their account balance at contract value. The contract is included in the financial statements at fair value, which approximates contract value. Under the investment contract, the Plan receives interest at crediting rates that are announced in advance and guaranteed for a specific period of time. A single interest crediting rate is applied to all contributions made under the contract regardless of the timing of those contributions. The issuer of the investment contract is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is agreed upon with the issuer, but may not be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2013
Average yield earned by the Plan (1)	1.75%
Average yield credited to participants (2)	1.75%

(1) Computed by dividing the annualized one-day actual earnings of the contract by the fair value of the investments.
(2) Computed by dividing the annualized one-day earnings credited to participants by the fair value of the investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document, if any.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who had elected to withdraw from the Plan, but have not yet been paid at December 31, 2013 and 2012.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or plan sponsor, as provided in the Plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Investment management fees and operating expenses charged to the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of related investment returns..

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan's policy is to recognize significant transfers between levels at the actual date of the event.

Asset Valuation Techniques — Investments in separate accounts are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the separate account's underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in the separate account funds are categorized as Level 2.

The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.

Shares of registered investment companies held are primarily categorized as Level 1; they are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.

Investments in the Guaranteed Income Fund are valued at fair value as determined by the provider, Prudential, which approximates contract value and are categorized as Level 2.

Self-directed brokerage accounts include investments in common stocks, mutual funds, cash and cash equivalents and a U.S. Treasury money fund which are valued at quoted market prices.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Fair Value Measurements at December 31, 2013, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Vodafone Group Plc Stock	$29,526,524	$ -	$ -	$ 29,526,524
Mutual funds:				
US equity funds	40,920,486			40,920,486
International equity funds	15,074,177			15,074,177
Bond funds	11,164,793			11,164,793
Total mutual funds	67,159,456	-	-	67,159,456
Separate accounts		19,281,067		19,281,067
Guaranteed Income Fund		17,039,448		17,039,448
Self Directed Brokerage Account: (a)				
Common stocks	270,593			270,593
Mutual funds	85,675			85,675
Cash and cash equivalents	208,362			208,362
Total self directed brokerage account	564,631	-	-	564,631
Total	$97,250,611	$36,320,515	$ -	$133,571,126

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

	Fair Value Measurements at December 31, 2012, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Group Plc Stock	$ 20,817,400	$ -	$ -	$ 20,817,400
Mutual funds:				
US equity funds	35,124,707			35,124,707
International equity funds	11,576,996			11,576,996
Bond funds	12,583,438			12,583,438
Total mutual funds	59,285,141	-	-	59,285,141
Separate account		13,507,812		13,507,812
Guaranteed Income Fund		18,185,214		18,185,214
Self Directed Brokerage Account: (a)				
Common stocks	591,015			591,015
Mutual funds	139,127			139,127
Cash and cash equivalents	477,592			477,592
US governmental securities	56,005			56,005
Total self directed brokerage account	1,263,739	-	-	1,263,739
Total	$ 81,366,280	$ 31,693,026	$ -	$ 113,059,306

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

4. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012, are set forth in the below tables:

	2013	2012
Common stock — Vodafone Group Plc Stock	$29,526,524	$20,817,400
Guaranteed Income — Prudential Guaranteed Income Fund	17,039,448	18,185,214
Separate Account — JP Morgan Large Cap Growth Fund	16,902,889	13,507,812
Mutual funds:		
Vanguard Institutional Index Fund	19,033,917	15,193,533
Europacific Growth Fund	15,074,177	11,576,996
Blackrock Equity Dividend	8,994,028	7,428,147
Pimco Total Return — Admin Class Fund	11,164,793	12,583,438

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$ 11,415,108
Separate account	4,588,709
Mutual funds	11,690,528
Self-directed brokerage	92,150
Net appreciation in fair value of investments	$ 27,786,495

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in funds and accounts that are managed by Prudential or their subsidiaries and affiliates. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2013 and 2012, the Plan held 751,120 shares and 826,415 shares, respectively, of common stock of Vodafone Group Plc, parent company of the sponsoring employer, with a cost basis of $12,718,322 and $13,402,677, respectively. During the year ended December 31, 2013, the Plan recorded dividend income of $1,300,005.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Prudential. Prudential received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. During the Plan year, the Plan had certain operational and administrative issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan's sponsor plans to take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan Sponsor is in the process of taking necessary corrective steps. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or applicable state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total assets per the Form 5500 as of December 31, 2013 and 2012, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013, is as follows:

	2013	2012
Net assets available for benefits per the financial statements	$134,897,437	$114,313,074
Adjustment for common stock dividend receivable — December 31, 2013	(460,930)	
Adjustment for employer contributions receivable — December 31, 2013	(191,712)	
Adjustment for common stock dividend receivable — December 31, 2012		(424,129)
Adjustment for employer contributions receivable — December 31, 2012		(169,596)
Total net assets per the Form 5500	$134,244,795	$113,719,349
Increase in net assets per the financial statements	$ 20,584,363	
Adjustment for common stock dividend receivable — December 31, 2013	(460,930)	
Adjustment for employer contributions receivable — December 31, 2013	(191,712)	
Adjustment for common stock dividend receivable — December 31, 2012	424,129	
Adjustment for employer contributions receivable — December 31, 2012	169,596	
Net income per Form 5500	$ 20,525,446	

9. SUBSEQUENT EVENTS

Effective January 1, 2014, the following events transpired: (1) Sponsorship of the Plan was transferred from Vodafone Americas Inc. to Vodafone Global Enterprise Inc.; (2) Vodafone Global Enterprise Inc. changed its name to Vodafone US Inc. ("VUSI"), (3) the employment of all Vodafone Americas Inc. and Bluefish Communications Inc. employees was transferred to VUSI; (4) Quickcomm Inc., formerly a wholly-owned subsidiary of VUSI, was legally merged into VUSI and its 401K plan assets were transferred into the Vodafone US Retirement Plan; (5) another Vodafone affiliate, Vodafone US Operations Inc. (formerly Cable and Wireless Americas Operations Inc.), became a participating employer in the Plan and its 401K plan assets were transferred accordingly; and (6) Vodafone Group Plc stock ceased to be available as an investment option for participant deferrals or contributions.

In conjunction with Vodafone Group Plc's sale of its 45% interest in Verizon Wireless to Verizon Communications on February 21, 2014, participants who held Vodafone shares in the Plan received both shares of Verizon Common Stock Fund and a cash payment. Both the Verizon Common Stock shares and the cash payment were deposited into the participants' accounts in the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

VODAFONE US RETIREMENT PLAN

Employer ID No: 94-3213132
Plan No: 764497

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Prudential Guaranteed Income Fund	Guaranteed Income fund	$ 17,039,448
	Morgan Stanley Institutional Midcap Growth Fund	Mutual fund	2,435,643
	Vanguard Institutional Index Fund	Mutual fund	19,033,917
*	JP Morgan Large Cap Growth Fund	Separate account	16,902,889
	Europacific Growth Fund	Mutual fund	15,074,177
*	Small Cap Value/Kennedy Capital Fund	Separate account	2,378,178
	Vanguard Small Cap Institutional Fund	Mutual fund	5,499,573
	Pimco Total Return — Admin Class Fund	Mutual fund	11,164,793
	Blackrock Equity Dividend	Mutual fund	8,994,028
	Hartford SM Cap GR	Mutual fund	2,699,637
	Ridgeworth Mid Cap Value Equity Fund	Mutual fund	2,257,688
	Self-Directed Brokerage	Self-directed brokerage account	564,631
*	Vodafone Group Plc Stock	Common stock	29,526,524
*	Various participants	Participant loans (maturing through 2022 at interest rates of 4.25%)	673,669
			$ 134,244,795

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Report of Independent Registered Public Accounting Firm